Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

(Excerpt from transcript of Marathon Oil Corporation’s April 28, 2004 annual stockholder meeting)

Presentation

Clarence Cazalot — President and Chief Executive Officer

Let me turn to our refining, marketing and transportation business where our downstream joint venture, Marathon Ashland Petroleum or MAP as we call it, has been and will continue to be a top quartile performer due to its people, its focus primarily in the profitable Midwest market and a strong asset base, which has been greatly enhanced over the six years of MAP’s existence.

Now, our very positive view of MAP and its future should be quite obvious because we recently announced an agreement to acquire Ashland’s minority interest in MAP for $2.93 billion along with some complimentary assets that will be acquired for $94 million. This transaction is subject to a number of conditions which we previously talked about, and those conditions if satisfied, will allow the transaction to close, we believe, in the 4th quarter of 2004.

This transaction is really evidence of our belief that fully integrated companies, from exploration, production, all the way through refining and marketing, have access to a broader and more attractive set of investment opportunities. Owning 100% of MAP will give Marathon the strategic and financial flexibility to both capture and fund the many growth opportunities we have across the value chain.

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.